UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
APPLICA INCORPORATED
(Name of Subject Company (Issuer))
Apex Acquisition Corporation
NACCO Industries, Inc.
(Names of Filing Persons (Offerors))
Common Stock, par value $0.10 per share
(Title of Class of Securities)
03815A106
(CUSIP Number of Class of Securities)
Charles A. Bittenbender, Esq.
Vice President, General Counsel, and Secretary
NACCO Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124
(440) 449-9600
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Thomas C. Daniels, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
(216) 586-3939
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$180,335,400	$19,295.89
*For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 25,762,200 shares of common stock, par value $0.10 per share, of Applica Incorporated outstanding on a fully diluted basis consisting of (a) 25,001,100 shares of common stock outstanding and (b) 761,100 shares of common stock subject to outstanding options granted under Applica’s equity incentive plans and (ii) the tender offer price of $7.00 per Share (as defined herein).
** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.000107.
☑  Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,917.61 Form or Registration No.: Schedule TO-T	Filing Party: Apex Acquisition Corporation/NACCO Industries, Inc. Date Filed: December 15, 2006
☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, and Item 11.
     This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the tender offer statement originally filed with the Securities and Exchange Commission on December 15, 2006, as amended (as so amended and supplemented, the “Schedule TO”), by Apex Acquisition Corporation, a Florida corporation (“Purchaser”) and a newly formed, indirect, wholly owned subsidiary of NACCO Industries, Inc., a Delaware corporation (“NACCO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Applica Incorporated, a Florida corporation (the “Company”), other than Shares held by NACCO or its affiliates, at a price of $6.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer To Purchase dated December 15, 2006, as amended, and in the related Letter of Transmittal (which, together with the Offer To Purchase and any amendments or supplements thereto constitute the “Offer”). Capitalized terms used but not defined herein have the meanings specified in the Offer To Purchase and the Schedule TO. The item numbers referenced herein are in accordance with the requirements of Schedule TO. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule TO.
     The price per Share to be paid pursuant to the Offer has been increased from $6.50 per Share to $7.00 per Share, net to the seller in cash, without interest. The full text of the press release issue by NACCO on December 21, 2006, announcing the increase in the Offer Price is filed herewith as Exhibit (a)(5)(ii).
     The Offer To Purchase and the related Letter of Transmittal, together with the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, are each hereby amended to delete all references to the Offer Price of $6.50 per Share and to replace them with references to $7.00 per Share except in the paragraph of “The Offer — Section 11. Contacts and Transactions with the Company; Background of the Offer” describing the offer made to the Company Board on December 13, 2006.
     The Offer To Purchase is further amended as follows:
1.	The second paragraph under the question “What does the Company Board recommend regarding the offer?” in the “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:

“On December 19, 2006, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) in connection with the offer recommending that the Company’s shareholders reject the offer and not tender their Shares in the offer. Our obligation to purchase Shares under the offer is subject to the condition that the Company Board shall have recommended that the holders of Shares accept the offer and tender their Shares in the offer. See “The Offer — Section 14. Conditions to the Offer.” Satisfaction of this condition will require the Company Board to change its current recommendation.”

2.	The twelfth paragraph of the “Introduction” is hereby amended and restated in its entirety to read as follows:

“On December 19, 2006, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in connection with the Offer recommending that the Company’s shareholders reject the Offer and not tender their Shares in the Offer. The Schedule 14D-9 contains other important information, and Purchaser recommends that holders of Shares review it carefully. None of NACCO, Purchaser or any of their respective affiliates or representatives takes any responsibility for the disclosure included in or incorporated by reference into the Schedule 14D-9.”

3.	The first sentence of “The Offer — Section 10. Source and Amount of Funds” is hereby amended and restated in its entirety to read as follows:

“The total amount of funds required by Purchaser to complete the Offer and consummate the Merger, and expected to be incurred by Purchaser, is estimated to be approximately $175,000,693 plus any related transaction fees and expenses.”
4.	The following is hereby added at the end of “The Offer — Section 11. Contacts and Transactions with the Company; Background of the Offer”:

“On December 19, 2006, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the Offer recommending that the Company’s shareholders reject the Offer and not tender their Shares in the Offer.

On December 21, 2006, Purchaser and NACCO increased the Offer Price to $7.00 per Share, net to the seller in cash, without interest.”
5.	The following is hereby added at the end of “The Offer — Section 15. Certain Legal Matters; Regulatory Approvals”:

“On December 19, 2006, NACCO and Purchaser filed motions for: (i) a Temporary Restraining Order temporarily enjoining the Harbinger Defendants from proceeding with their proposed acquisition of Applica common stock and proposed merger, (ii) a Preliminary Injunction seeking similar and other related provisional relief, and (iii) an Order Expediting Discovery and scheduling an immediate Initial Pre-Trial Conference. On December 20, 2006, the Court issued a Decision and Order denying each of NACCO’s and Purchaser’s motions. The Federal Complaint remains pending.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:
(a)(5)(ii) Press release issued by NACCO, dated December 21, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2006	Apex Acquisition Corporation
	By:	/s/ Charles A Bittenbender Name: Charles A. Bittenbender Title: Secretary
NACCO Industries, Inc.
	By:	/s/ Charles A Bittenbender Name: Charles A. Bittenbender Title: Vice President, General Counsel, and Secretary

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer To Purchase, dated December 15, 2006*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	Press release issued by NACCO, dated December 15, 2006*
(a)(1)(I)	Summary advertisement, published December 15, 2006*
(a)(5)(i)	Complaint filed on December 18, 2006 in the United Stated District Court for the Northern District of Ohio, Eastern Division*
(a)(5)(ii)	Press release issued by NACCO, dated December 21, 2006

*	Previously filed.